SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

The Fund held its Annual Meeting of Shareholders (the "Annual Meeting") on
April 24, 2017. At the Annual Meeting, Robert F. Keith was elected by the
Common Shareholders of the Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund as the Class I Trustee for a three-year term expiring at the Fund's annual meeting of shareholders in 2020. The number of votes cast in favor of Mr. Keith was 6,931,838, the number of votes withheld was 429,998 and the number of broker non-votes was 1,175,430. James A. Bowen, Niel B. Nielson, Richard E. Erickson and Thomas R. Kadlec are the other current and continuing Trustees.